UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: 0-54036
                       ----------
(Check One):  [ ] Form 10-K                   [X] Form 10-Q
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: September 30, 2014
                 ------------------------
[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                             CIRALIGHT GLOBAL, INC.
                            -------------------------
                             Full Name of Registrant


                            -------------------------
                            Former Name if Applicable

                       6789 Quail Hill Parkway, Suite 112
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                                Irvine, CA 92603
                            -------------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

     The registrant's certifying public accountant has not started auditing our financial statements for the fiscal year ended December 31, 2013; however, it is anticipated that the audit process will commence in the next couple of weeks. The registrant is in the process of preparing and reviewing the financial information of the registrant. The process of compiling and disseminating the information required to be included in the Form 10-Q for the relevant fiscal quarter could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such quarterly report no later than fifth calendar day after its prescribed due date; however, it is doubtful that the registrant can meet this extended deadline.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Jeffrey S. Brain               877               520-5005
           -------------------------------------------------------------
           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed? If answer is no,
     identify report(s).                                          [ ] YES [X] NO

     Form 10-K for Fiscal Year Ended December 31, 2013, Form 10-Q for quarter ended March 31, 2014, and Form 10-Q for quarter ended June 30, 2014.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [ ] YES [X] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             CIRALIGHT GLOBAL, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 12, 2014                 By: /s/ Jeffrey S. Brain
                                           -------------------------------------
                                        Name:  Jeffrey S. Brain
                                        Title: Chief Executive Officer